 Exhibit 99.1

Company announcement – No. 50 / 2020

Correction: Zealand Pharma announces amendments to its Articles of Association following the granting of warrants

Copenhagen, September 22, 2020 – Zealand Pharma A/S (“Zealand”) (NASDAQ: ZEAL) (CVR-no. 20 04 50 78), a Copenhagen-based biotechnology company focused on the discovery and development of innovative peptide-based medicines, today announced that its Articles of Association have been amended to reflect the recent grant of warrants to employees, as announced in Company Announcement no. 49/2020 on September 14, 2020. Zealand issues this correction to reference the changes to the Articles of Association.

The warrant program is an incentive scheme reflecting Zealand’s objective to attract and retain first-rate employees and help ensure shared short- and long-term interests for the management, employees and shareholders of the Company.

The amendments to Zealand’s Articles of Association entailed by the share capital increase have been set out below. A full copy of the amended Articles of Association can be found at https://www.zealandpharma.com/s/Zealand-Pharma-Articles-of-Association-14-September-2020.pdf and registered today with the Danish Business Authority.

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About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq: ZEAL) ("Zealand") is a biotechnology company focused on the discovery, development and commercialization of innovative peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. Zealand’s robust pipeline of investigational medicines includes three candidates in late stage development, and one candidate being reviewed for regulatory approval in the United States. Zealand markets V-Go®, an all-in-one basal-bolus insulin delivery option for people with diabetes. License collaborations with Boehringer Ingelheim and Alexion Pharmaceuticals create opportunity for more patients to potentially benefit from Zealand-invented peptide therapeutics.

Zealand was founded in 1998 in Copenhagen, Denmark, and has presence throughout the U.S. that includes key locations in New York, Boston, and Marlborough (MA). For more information about Zealand’s business and activities, please visit www.zealandpharma.com.

Forward-Looking Statement

The above information contains forward-looking statements that provide Zealand Pharma’s expectations or forecasts of future events. Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions, which may cause actual results to differ materially from expectations set forth herein and may cause any or all of such forward-looking statements to be incorrect. If any or all of such forward-looking statements prove to be incorrect, our actual results could differ materially and adversely from those anticipated or implied by such statements. All such forward-looking statements speak only as of the date of this release and are based on information available to Zealand Pharma as of the date of this release.

For further information, please contact:

Mads Kronborg
Head of Investor Relations & Communication
Phone: +45 5060 3707
Email: mkronborg@zealandpharma.com

For U.S. Media

David Rosen

Argot Partners

Phone: 212-600-1902

Email: media@zealandpharma.com

The amendments to Zealand’s Articles of Association to reflect the grant of the employee warrants are as follows:

1.	Article 8.7 of the Articles of Association on page 23 have been amended so that there is an additional paragraph that states:

På et bestyrelsesmøde i Selskabet afholdt den 14. september 2020 vedtog Selskabets bestyrelse at udstede warrants (2020-5 employee incentive program) svarende til nominelt DKK 43.217 aktier; og bestyrelsen vedtog samtidig at forhøje Selskabets aktiekapital i overensstemmelse dermed. Det konkrete antal warrants tildelt udgør 43.217. De fuldstændige vilkår for warrants er vedlagt som bilag 8.7. Bilag 8.7 udgør en integreret del af nærværende vedtægter.	At a meeting of the board of directors of the Company held on 14 September 2020, the board of directors of the Company resolved to issue warrants (2020-5 employee incentive program) corresponding to a nominal amount of DKK 43,217 shares; and the board of directors at the same time resolved to increase the share capital of the Company in accordance therewith. The final number of warrants granted is 43,217. The complete terms of the warrants are attached as Schedule 8.7 Schedule 8.7 constitutes an integrated part of these Articles of Association.

På et bestyrelsesmøde i Selskabet afholdt den 14. september 2020 vedtog Selskabets bestyrelse at udstede warrants (2020-6 employee incentive program) svarende til nominelt DKK 20.000 aktier; og bestyrelsen vedtog samtidig at forhøje Selskabets aktiekapital i overensstemmelse dermed. Det konkrete antal warrants tildelt udgør 20.000. De fuldstændige vilkår for warrants er vedlagt som bilag 8.7.a. Bilag 8.7.a udgør en integreret del af nærværende vedtægter.	At a meeting of the board of directors of the Company held on 14 September 2020, the board of directors of the Company resolved to issue warrants (2020-6 employee incentive program) corresponding to a nominal amount of DKK 20,000 shares; and the board of directors at the same time resolved to increase the share capital of the Company in accordance therewith. The final number of warrants granted is 20,000. The complete terms of the warrants are attached as Schedule 8.7.a. Schedule 8.7.a constitutes an integrated part of these Articles of Association.

Som følge af dels udstedelse af warrants dels bortfald af warrants, er det udestående antal warrants, der kan udstedes i henhold til bemyndigelsen i nærværende § 8.7, ændret til 758.327 warrants.	As a result of issuance/lapse of warrants, the number of warrants available for issuance under the authorization in this article 8.7 has been changed to 758,327 warrants.

2.	Article 19 of the Articles of Association on pages 40 & 41 have been amended so that there are additional paragraphs that states:

19.18 Bilag 8.4.s: Warrants (2020-4 employee incentive program), jf. vedtægternes § 8.4.

19.19 Bilag 8.7: Warrants (2020-5 employee incentive program), jf. vedtægternes § 8.7.	Schedule 8.7: Warrants (2020-5 employee incentive program), cf. Article 8.7 of the Articles of Association

19.20 Bilag 8.7.a: Warrants (2020-6 employee ployee incentive program), jf. vedtægternes sect; 8.7. Bilag 8.4.s: Warrants (2020-4 employee incentive program), jf. vedtægternes § 8.4	Schedule 8.7.a: Warrants (2020-6employee incentive program), cf. Article 8.7 of the Articles of Association

3.	On page 41 the Articles of Association have been amended so that there is a revised paragraph that states:

Vedtaget på bestyrelsesmøde afholdt den 14. september 2020.	Approved at the board meeting held on 14 September 2020.

4.                            In addition to these changes, the Articles of Association have been amended to include Exhibit 8-7 that set out the award of warrants for US based management and Exhibit 8-7A that sets out the award of warrants for US based employees.